# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIBERTY TRIPADVISOR HOLDINGS, INC., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Series A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-14-089658
Filed by CIK 0001099636
Persons authorized to receive notices and communications: Gregory B. Maffei, c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 720-875-5200

## Reporting persons
- Gregory B. Maffei (CIK 0001099636): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,270,440; shared voting power 0; sole dispositive power 5,270,440; shared dispositive power 0; aggregate amount beneficially owned 5,270,440 (97.3% of the class)
  Comment: Note to rows (7)(9)(11): Does not include shares of the Issuer's (as defined below) Series A Common Stock, par value $0.01 per share (the 'Series A Common Stock'), issuable upon conversion of shares of the Issuer's Series B Common Stock, par value $0.01 per share (the 'Series B Common Stock,' and, together with the Series A Common Stock, the 'Common Stock'), beneficially owned by Mr. Gregory B. Maffei ('Mr. Maffei'); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 5,270,440 shares of Series A Common Stock, and Mr. Maffei's aggregate beneficial ownership of Series A Common Stock, as a series, would be 6.7 percent of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.
  
  Note to rows (7)(9)(11): Includes 599,222 shares of Series B Common Stock that are subject to options, which are exercisable as of, or will be exercisable within, 60 days of the date hereof.
  
  Note to row (13): For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 73,084,484 and the total number of shares of Series B Common Stock outstanding was 5,414,660, in each case, based on outstanding shares as of October 31, 2024, as reported by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the 'Issuer'), in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024, and, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days of the date hereof and (ii) the vesting of 582,906 restricted stock units on December 7, 2024. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 41.4 percent of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.
  
  This Amendment No. 8 to the Schedule 13D relates to two series of Common Stock, the Series A Common Stock and the Series B Common Stock. Due to technical limitations of only being able to enter nine (9) alpha numeric characters on the facing sheet of this Amendment No. 8 to the Schedule 13D, despite this Amendment No. 8 to Schedule 13D only referring to one CUSIP number (531465102) for the Series A Common Stock, this Amendment No. 8 to Schedule 13D covers shares of Series A Common Stock (CUSIP No. 531465102) and shares of Series B Common Stock (CUSIP No. 531465201). As a result, this Amendment No. 8 to Schedule 13D is being filed two times, once referring to the CUSIP for the Series A Common Stock (531465102) and another for the CUSIP for the Series B Common Stock (531465201). These two filings of this Amendment No. 8 to Schedule 13D are the same, except such CUSIP reference.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, par value $.01 per share
Name of issuer: LIBERTY TRIPADVISOR HOLDINGS, INC.
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the 'Series A Common Stock'), and Series B common stock, par value $0.01 per share (the 'Series B Common Stock,' and, together with the Series A Common Stock, the 'Common Stock'), of Liberty TripAdvisor Holdings, Inc. (the 'Issuer'). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the 'SEC') by the Reporting Person, Mr. Gregory B. Maffei ('Mr. Maffei' or the 'Reporting Person'), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019, Amendment No. 2 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on October 25, 2019, Amendment No. 3 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on March 18, 2020, Amendment No. 4 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on December 21, 2020, Amendment No. 5 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on June 2, 2023, Amendment No. 6 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on February 12, 2024 and Amendment No. 7 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on May 8, 2024 (collectively, the 'Schedule 13D'), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the 'Amendment') constitutes Amendment No. 8 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the 'Statement'). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last four paragraphs thereof and supplemented to include the following information:

On December 18, 2024, the Issuer entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Tripadvisor, Inc. ('Tripadvisor') and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of Tripadvisor ('Merger Sub'), whereby, subject to the terms thereof, (i) Merger Sub will merge with and into the Issuer (the 'Merger'), with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of Tripadvisor, and (ii) the Merger will be immediately followed by a merger of the Issuer, as such surviving corporation in the Merger, with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Tripadvisor ('ParentSub LLC') (such merger, the 'ParentSub LLC Merger', and together with the Merger, the 'Combination'), with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and a wholly owned subsidiary of Tripadvisor.

In connection with the Merger Agreement, on December 18, 2024, Mr. Maffei entered into a voting agreement with the Issuer and Tripadvisor (the 'Voting Agreement'), pursuant to which, among other things, Mr. Maffei has agreed, subject to the terms of the Voting Agreement, to vote his shares of Common Stock, in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and an amendment (the 'Charter Amendment') to the Restated Certificate of Incorporation of the Issuer, dated August 27, 2014, that amends certain provisions of the Certificate of Designations of the Issuer's 8 percent Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ('Preferred Stock'), dated March 15, 2020, as amended.

The terms of the Merger Agreement and the Voting Agreement are summarized below.

Merger Agreement

The Merger Agreement provides that Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Tripadvisor. Immediately following the Merger, the Issuer, as the surviving corporation in the Merger, will merge with and into ParentSub LLC, with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and wholly owned subsidiary of Tripadvisor.

Pursuant to the Merger Agreement and effective as of the effective time of the Merger (the 'Effective Time'), (i) each share of Series A Common Stock and Series B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Series A Common Stock and Series B Common Stock that are held by any person who has not voted in favor of the Merger or consented to it in writing and who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware), would be converted into the right to receive $0.2567 in cash (without interest thereon) and (ii) all shares of Preferred Stock issued and outstanding immediately prior to the Effective Time would be converted into the right to receive in the aggregate (a) $42,471,000 in cash, without interest thereon, and (b) 3,037,959 validly issued, fully paid and nonassessable shares of Tripadvisor's Common Stock, par value $0.001 per share ('Tripadvisor Common Stock'), except that, in the case of each of clauses (i) and (ii) above, each share of Series A Common Stock, Series B Common Stock and Preferred Stock (A) held by the Issuer as treasury stock immediately prior to the Effective Time or (B) owned by Tripadvisor or Merger Sub immediately prior to the Effective Time, in each case, will cease to be outstanding, will be cancelled without payment of any consideration therefor, and will cease to exist.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(c) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Combination and the Merger Agreement, see the Form 8-K filed by the Issuer with the SEC on December 19, 2024 (the 'Form 8-K').

Voting Agreement

The Voting Agreement provides that, among other things, Mr. Maffei has agreed to vote or cause to be voted his shares of Common Stock, representing approximately 41.4 percent of the total voting power of the issued and outstanding shares of Common Stock in the aggregate, in favor of, among other things, the adoption of the Charter Amendment and the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, except that in the event that the board of directors of the Issuer (or a duly authorized committee thereof) changes its recommendation and Tripadvisor elects not to terminate the Merger Agreement prior to the Issuer's stockholder meeting, Mr. Maffei will only be obligated to vote shares representing 33.37 percent of the total voting power of the shares of Common Stock in favor thereof, with any shares in excess of such amount to be voted on such matters in the same proportion as voted by the Issuer's stockholders other than Mr. Maffei.

In addition, subject to certain conditions, including that the board of directors of the Issuer (or a duly authorized committee thereof) has not changed its recommendation, Mr. Maffei has agreed to vote his shares of Common Stock subject to the Voting Agreement against any action or proposal in favor of any Acquisition Proposal (as defined in the Merger Agreement) and certain other matters. The Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Voting Agreement, each of the Issuer and, effective from and following the Effective Time, Tripadvisor and ParentSub LLC, jointly and severally, will indemnify Mr. Maffei for certain losses incurred in connection with or arising out of (i) the Voting Agreement or the performance of Mr. Maffei's obligations thereunder and any claim relating to the Merger Agreement and the transactions contemplated thereby or (ii) any claim brought by or on behalf of any stockholder of the Issuer (and any resolution thereof) relating to the Merger or any of the other transactions contemplated by the Merger Agreement that is brought against the Issuer and/or any of its directors and/or officers (in their capacities as such), in each case, including, subject to certain conditions, reasonable fees and expenses of Mr. Maffei incurred in the defense of any claim brought by a third party relating thereto. In addition, the Issuer has agreed to pay up to $200,000 in the aggregate of reasonable out-of-pocket costs and expenses (which cap excludes any and all filing fees payable under the HSR Act) incurred by Mr. Maffei in connection with the preparation, negotiation, execution and delivery of the Voting Agreement. Mr. Maffei has also agreed to (i) certain restrictions on transfers of his respective shares of Common Stock, and (ii) waive any appraisal rights to which he may be entitled pursuant to applicable law in connection with the Merger. Mr. Maffei has also agreed to, subject to certain exceptions, certain restrictions on conversion of his shares of Series B Common Stock into shares of Series A Common Stock.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit 7(d) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Voting Agreement, see the Form 8-K.

The shares of Common Stock beneficially owned by Mr. Maffei and described in this Statement are being held by him for investment purposes.

Other than as set forth in this Amendment, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is Chairman of the Board, President and Chief Executive Officer of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) subject to the terms of the Standstill Letter (as defined in the Voting Agreement), to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) no shares of Series A Common Stock, which shares represent 0 percent of the outstanding shares of Series A Common Stock, and (ii) 5,270,440 shares of Series B Common Stock (including 599,222 shares that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, the date hereof), which shares represent approximately 97.3 percent of the outstanding shares of Series B Common Stock. For purposes of calculating the forgoing percentage interests, the total number of shares of Series A Common Stock outstanding was 73,084,484 and the total number of shares of Series B Common Stock outstanding was 5,414,660, in each case, based on outstanding shares as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024, and, pursuant to Rule 13d-3 under the Exchange Act, after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days of the date hereof and (ii) the vesting of 582,906 restricted stock units on December 7, 2024. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 41.4 percent of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the consultation right previously described in Item 6 of the Statement.
Transactions in the class effected during the past sixty days: On December 7, 2024, Mr. Maffei acquired beneficial ownership of an additional 582,906 shares of Series B Common Stock as a result of the vesting on such date of restricted stock units granted to Mr. Maffei on December 7, 2020 (after adjustments to cover tax and other costs). Other than as disclosed in this Amendment, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(c) Agreement and Plan of Merger, dated December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Telluride Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (SEC File No. 001-36603) filed with the SEC on December 19, 2024.

7(d) Voting Agreement, dated December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Gregory B. Maffei (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (SEC File No. 001-36603) filed with the SEC on December 19, 2024.

## Signatures
- Gregory B. Maffei: /s/ Gregory B. Maffei, Gregory B. Maffei (12/20/2024)